Exhibit 99.1

Amaya Reports Second Quarter 2016 Results; Appoints Chief Executive Officer

MONTREAL, Canada, August 12, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today announced the appointment of a Chief Executive Officer, reported financial results for the second quarter ended June 30, 2016 and provided a third quarter 2016 update. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

Appointment of Chief Executive Officer

Rafi Ashkenazi, who was appointed Interim Chief Executive Officer of Amaya in March 2016 and currently serves as Chief Executive Officer of Rational Group, has been appointed Chief Executive Officer of Amaya on a permanent basis. Mr. Ashkenazi’s appointment follows the resignation of David Baazov from all positions with Amaya, effective August 11, 2016.  Commented Mr. Baazov, “I am proud of my contributions in building Amaya into the successful company it is today, and continue to be supportive of its strategy and management.”  Amaya thanks Mr. Baazov for his contributions to Amaya since its inception and through its rapid growth, and looks forward to Mr. Ashkenazi’s continued success in leading the execution of Amaya’s strategy.

Second Quarter and First Half 2016 Financial Summary(1)

	Three Months Ended June 30,		Year-over-Year Change	Six Months Ended June 30,		Year-over-Year Change
$000’s, except percentages and per share amounts	2016	2015		2016	2015
Total Revenue	285,939	259,500	10.2%	574,612	531,792	8.1%
Adjusted EBITDA	129,891	112,387	15.6%	253,325	225,933	12.1%
Net earnings from continuing operations	22,497	6,382	252.5%	77,988	29,645	163.1%
Adjusted Net Earnings	89,740	72,067	24.5%	174,707	139,495	25.2%
Diluted earnings from continuing operations per common share	$ 0.12	$ 0.03	262.9%	$ 0.41	$ 0.15	176.4%
Adjusted Net Earnings per Diluted Share	$ 0.46	$ 0.36	27.4%	$ 0.92	$ 0.70	31.1%

__________________________________________________

(1) For important information on Amaya’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. As a result of Amaya’s change in presentation currency from Canadian dollars to U.S. dollars during the first quarter of 2016, the comparative and historical figures disclosed herein and in Amaya’s financial statements and management’s discussion and analysis for the three and six months ended June 30, 2016 have been retrospectively adjusted to reflect such change as if the U.S. dollar had been used as the presentation currency for all prior periods presented.

“We continue to execute on our 2016 strategy,” said Mr. Ashkenazi. “Through focused expense management and product improvements and diversification, we delivered second quarter results that overcame seasonal headwinds and continued currency challenges, evidencing the strength of our combined core business. In addition, the Special Committee continues to focus on the strategic alternatives process with a committed view towards maximizing shareholder value.”

Second Quarter 2016 Financial Highlights

•

Revenues - Total revenues and real-money online revenues for the quarter increased 10.2% and 11.2% year-over-year, respectively.  Excluding the impact of year-over-year changes in foreign exchange rates, total revenues and real-money online revenues for the quarter would have increased by 14.2% and 15.9%, respectively.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 75% and 21% of total revenues for the quarter, respectively, as compared to 83% and 12% for the prior year period.

•

Poker Revenues – Real-money online poker revenues for the quarter were virtually flat year-over-year at $215.6 million, evidencing the initial positive impact of Amaya’s previously announced strategy of focusing on recreational players, including through changes to its online poker loyalty program and rake structure and the introduction of new poker promotions. The quarter was also highlighted by a record-breaking Spring Championship of Online Poker (SCOOP) in May 2016, which generated the largest prize pool in the tournament’s history with approximately $91 million awarded, an increase of 19% over the previous year.

•	Debt – Total long term debt outstanding at the end of the quarter was $2.56 billion with a weighted average interest rate of 5.1%.

Second Quarter 2016 Operational Highlights

•	Customer Registrations – Customer Registrations increased by 1.9 million to approximately 103.5 million at the end of the quarter.
•

Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs were 2.4 million, an increase of approximately 3% year-over-year. Approximately 2.3 million of such QAUs played online poker during the quarter, while Amaya’s online casino offerings had approximately 438,000 QAUs, an increase of approximately 23% year-over-year, which Amaya estimates is one of the largest casino player bases among its competitors, and its emerging online sportsbook offerings had approximately 232,000 QAUs, a significant increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $117, an increase of 7.5% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total QNY was $122, an increase of 12.4% year-over-year. QNY is a non-IFRS measure.

•

Full Tilt Migration – In mid-May 2016, Amaya completed the previously announced migration of the Full Tilt brand and customers to the PokerStars platform, which it expects will improve liquidity for its customers and allow it to focus development and operational resources on a single platform.

•

Operational Excellence Initiatives – As part of Amaya’s 2016 strategy it has also undertaken a review of its expense structure and identified areas for improvement that it believes will enhance shareholder value.  During the quarter, certain office locations and departments, including in London, Sydney and Dublin (as a result of the Full Tilt migration), have undergone various adjustments and restructurings to reduce costs and increase efficiency and focus.  Where possible, Amaya expects to reassign staff within the organization and does not currently expect a significant net reduction in headcount by the end of 2016. Amaya continues to assess and monitor the overall impact of these initiatives on its operations and performance.

•

Director Update – Following Amaya’s 2016 Annual General Meeting of Shareholders held in June and the announcement that David Baazov and Daniel Sebag would not stand for re-election at the meeting, Alfred F. Hurley, Jr. and David Lazzarato joined Amaya’s Board of Directors as independent directors and Divyesh (Dave) Gadhia was appointed Chairman of the Board. Messrs. Lazzarato and Hurley will also serve as the chairs of the Audit Committee and Corporate Governance, Nominating and Compensation Committee, respectively. Mr. Hurley has 40 years of experience in the finance and banking sectors and currently serves on the boards of New Mountain Finance Corporation (NYSE: NMFC) and Merrill Corporation.  Mr. Lazzarato, a Chartered Accountant, has 30 years of public company experience in the technology, telecommunications and media industries and currently serves on the board of Yellow Pages Limited (TSX: Y).

•

New Jersey – PokerStars NJ continues to contribute to the growth of the New Jersey real-money online poker market, which according to the New Jersey Department of Gaming Enforcement, grew approximately 25% in the second quarter of 2016 year-over-year. In the second quarter of 2016, PokerStars NJ accounted for approximately 44% of the total New Jersey real-money online poker revenue.

Third Quarter 2016 Update

•

Revenues – For the month of July 2016, Amaya estimates that unaudited consolidated revenues were approximately $84.6 million, representing an increase of approximately 2.2% over July 2015. Of such revenues, 73% was attributable to real-money online poker estimated revenues and 24% was attributable to real-money online casino and sportsbook combined estimated revenues. Amaya estimates that such online poker revenues were approximately $61.4 million, representing a decrease of approximately 7.8% over July 2015. Excluding the impact of year-over-year changes in foreign exchange rates, Amaya estimates that revenues were approximately $88.2 million, representing an increase of approximately 6.5% over July 2015, and that real-money online poker revenues decreased approximately 3.3% over July 2015.

•

Special Committee Update – The Special Committee of the Board continues its review of strategic alternatives with the goal of determining the best outcome for Amaya and its shareholders.  As previously disclosed, Amaya entered into discussions with a number of parties, and discussions with some of these parties have progressed.  While these discussions are advancing, there remains no guarantee that this process will result in a transaction of any kind.  The Special Committee remains committed to diligently pursuing its review of alternatives and will provide further updates to shareholders as circumstances warrant.

The Special Committee also continues its work with respect to the investigation of allegations made by the Autorité des marchés financiers (AMF).

•

2016 Guidance – The Special Committee has determined, in consultation with the Audit Committee of the Board, that while the Special Committee’s review of strategic alternatives is ongoing it remains inappropriate for Amaya to provide guidance with respect to its 2016 financial performance at this time.

Financial Statements, Management’s Discussion and Analysis and Additional Information

Amaya’s unaudited condensed consolidated financial statements and management’s discussion and analysis for the three and six months ended June 30, 2016, as well as additional information relating to Amaya and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

Amaya will host a conference call today, August 12, 2016 at 8:30 a.m. ET to discuss its financial results for the second quarter and first half of 2016 and related matters. Rafi Ashkenazi, Chief Executive Officer of Amaya, will chair the call. To access via tele-conference, please dial +1 877-407-0789 or +1 201-689-8562 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 877-870-5176 or +1 858-384-5517. The Conference ID number is 13642493. To access the webcast please use the following link: http://public.viavid.com/index.php?id=120633

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to the nearest IFRS measures:

	Three Months Ended June 30,		Six Months Ended June 30,
$000's, except per share amounts	2016	2015	2016	2015
Net earnings from continuing operations	22,497	6,382	77,988	29,645
Financial expenses	27,303	38,914	52,187	91,717
Income taxes	2,516	10,248	4,478	9,946
Depreciation of property and equipment	2,033	2,004	3,990	3,580
Amortization of intangible and deferred assets	32,267	29,597	63,593	59,263
EBITDA	86,616	87,145	202,236	194,151
Stock-based compensation	3,352	5,010	6,418	7,780
Termination of employment agreements	7,210	1,004	8,318	1,039
Termination of affiliate agreements	1,196	5,290	2,333	5,290
Loss on disposal of assets	94	142	316	181
Loss (gain) from investments	13,132	525	3,691	(2,981)
Acquisition-related costs	15	129	199	129
Impairment	6,758	1,285	6,758	1,285
Other costs	11,518	11,857	23,056	19,059
Adjusted EBITDA	129,891	112,387	253,325	225,933
Current income tax expense	(3,599)	(1,813)	(5,472)	(3,377)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(4,077)	(2,231)	(7,990)	(4,102)
Interest (excluding interest accretion)	(32,475)	(36,276)	(65,156)	(78,959)
Adjusted Net Earnings	89,740	72,067	174,707	139,495
Diluted Shares	195,404,703	199,928,640	190,878,095	199,790,819
Adjusted Net Earnings per Diluted Share	$0.46	$0.36	$0.92	$0.70

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$000's	$000's	$000's	$000's
Non-U.S. lobbying expenses	1,016	1,880	1,825	3,547
U.S. lobbying and legal expenses	3,473	1,173	6,827	3,595
Strategic review professional fees	1,414	—	5,136	—
Retention bonuses	1,110	5,290	2,220	5,290
Non recurring professional fees	2,979	1,396	4,420	1,396
AMF investigation professional fees	904	1,854	1,904	1,854
Office restructuring and legacy business unit shutdown costs	622	264	724	3,377
Other costs	11,518	11,857	23,056	19,059

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., total revenue):

	Three Months Ended June 30,
	2016	2015
	$000's	$000's
Total revenue	285,939	259,500
Corporate revenue	(223)	(392)
Other business-to-consumer revenue	(10,479)	(11,562)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue	275,237	247,546

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 103 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or legally offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the three and six months ended June 30, 2016 (the “Q2 2016 MD&A”), each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, warrants and Amaya’s convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 8 to Amaya’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2016.

To calculate revenue on a constant currency basis, Amaya translated revenue for the three and six months ended June 30, 2016 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which Amaya believes is a useful metric that facilitates comparison to its historical performance.

For additional information on Amaya’s non-IFRS measures, see the Q2 2016 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino). Beginning with its second quarter 2016 results, which are presented in this press release, Amaya will no longer provide PokerStars-only QAUs as a result of the recently completed migration of the Full Tilt brand and customers to the PokerStars platform.

Amaya defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. Amaya provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

Amaya defines Customer Registrations as the cumulative number of real-money and play-money customer registrations on PokerStars and Full Tilt.

For additional information on Amaya’s key metrics and other data, see the Q2 2016 MD&A, including under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com